Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-275898
(To Prospectus and Prospectus Supplement, each
dated December 20, 2023, and Product Supplement
EQUITY LIRN-1 dated December 27, 2023)

4,345,133 Units $10 principal amount per unit CUSIP No. 78016R496	Pricing Date Settlement Date Maturity Date	March 27, 2024 April 4, 2024 May 30, 2025

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index
◾        Maturity of approximately 14 months
◾        1-to-1 upside exposure to increases in the Index, subject to a capped return of 10.00%
◾        A positive return equal to the absolute value of the percentage decline in the level of the Index, but only if the Index does not decline by more than 9.02% (e.g., if the negative return of the Index is -3%, you will receive a positive return of +3%)
◾        1-to-1 downside exposure to decreases in the Index beyond a 9.02% decline, with up to 90.98% of your principal at risk
◾        All payments occur at maturity and are subject to the credit risk of Royal Bank of Canada
◾        No periodic interest payments
◾        In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
◾        Limited secondary market liquidity, with no exchange listing
◾        The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and page PS-7 of product supplement EQUITY LIRN-1.
The initial estimated value of the notes as of the pricing date is $9.74 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” below for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$43,451,330.00
Underwriting discount	$0.175	$760,398.27
Proceeds, before expenses, to RBC	$9.825	$42,690,931.73
The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
March 27, 2024

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Summary
The Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC. The notes are not bail-inable notes (as defined in the prospectus supplement). The notes provide you a 1:1 return, subject to a cap, if the Ending Value of the Market Measure, which is the S&P 500® Index (the “Index”), is greater than the Starting Value. If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value, you will receive a positive return equal to the absolute value of the percentage decline in the Index from the Starting Value to the Ending Value (e.g., if the negative return of the Index is -3.00%, you will receive a positive return of +3.00%). If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Threshold Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” below.
Terms of the Notes
Issuer:	Royal Bank of Canada (“RBC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index
Starting Value:	5,248.49
Ending Value:
The average of the closing levels of the Market Measure on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-24 of product supplement EQUITY LIRN-1.

Threshold Value:	4,775.08 (90.98% of the Starting Value, rounded to two decimal places).
Participation Rate:	100%
Capped Value:	$11.00 per unit, which represents a return of 10.00% over the principal amount.
Maturity Valuation Period:	May 20, 2025, May 21, 2025, May 22, 2025, May 23, 2025 and May 27, 2025
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” below.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).
Redemption Amount Determination
On the maturity date, you will receive a cash payment per unit determined as follows:

Capped Notes with Absolute Return Buffer	TS-2

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
The terms and risks of the notes are contained in this term sheet and in the following:
◾	Product supplement EQUITY LIRN-1 dated December 27, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123059833/ef20017525_424b5.htm
◾	Series J MTN prospectus supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
◾	Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.
Investor Considerations
You may wish to consider an investment in the notes if:
◾
You anticipate that the Index will either increase moderately from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is at or above the Threshold Value.

◾	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.
◾	You accept that the return on the notes will be capped.
◾	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
◾	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.
◾
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

◾	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.
The notes may not be an appropriate investment for you if:
◾
You believe that the Index will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

◾	You seek 100% principal repayment or preservation of capital.
◾	You seek an uncapped return on your investment.
◾	You seek interest payments or other current income on your investment.
◾	You want to receive dividends or other distributions paid on the stocks included in the Index.
◾	You seek an investment for which there will be a liquid secondary market.
◾	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Notes with Absolute Return Buffer	TS-3

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Hypothetical Payout Profile and Examples of Payments at Maturity
Capped Notes with Absolute Return Buffer
This graph reflects the returns on the notes, based on the Participation Rate of 100%, the Threshold Value of 90.98% of the Starting Value and the Capped Value of $11.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Threshold Value of 90.98, the Participation Rate of 100%, the Capped Value of $11.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.902	-90.98%
50.00	-50.00%	$5.902	-40.98%
60.00	-40.00%	$6.902	-30.98%
70.00	-30.00%	$7.902	-20.98%
80.00	-20.00%	$8.902	-10.98%
90.00	-10.00%	$9.902	-0.98%
90.98(1)	-9.02%	$10.902	9.02%
95.00	-5.00%	$10.500	5.00%
97.00	-3.00%	$10.300	3.00%
100.00(2)	0.00%	$10.000	0.00%
102.00	2.00%	$10.200	2.00%
103.00	3.00%	$10.300	3.00%
105.00	5.00%	$10.500	5.00%
110.00	10.00%	$11.000(3)	10.00%
120.00	20.00%	$11.000	10.00%
130.00	30.00%	$11.000	10.00%
140.00	40.00%	$11.000	10.00%
(1)	This is the hypothetical Threshold Value.
(2)
The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 5,248.49, which was the closing level of the Market Measure on the pricing date.

(3)	Any positive return based on the appreciation of the Index cannot exceed the return represented by the Capped Value.

Capped Notes with Absolute Return Buffer	TS-4

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Redemption Amount Calculation Examples
Example 1
The Ending Value is 75.00, or 75.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	90.98
Ending Value:	75.00
= $8.402 Redemption Amount per unit

Example 2
The Ending Value is 94.00, or 94.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	90.98
Ending Value:	94.00
Redemption Amount per unit = $10.60. Since the Ending Value is less than the Starting Value but is equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Index. In this case, you will have a positive return on the notes, even though the level of the Index has decreased.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	105.00
= $10.50 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00
= $13.00, however, because any positive return based on the appreciation of the Index cannot exceed the return represented by the Capped Value, the Redemption Amount will be $11.00 per unit.

Capped Notes with Absolute Return Buffer	TS-5

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Risk Factors
There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY LIRN-1, page S-3 of the MTN prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
◾	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
◾
Any positive return on the notes is limited. The notes provide for a positive return if the level of the Index increases or does not decrease by more than 9.02%. However, any positive return on the notes based on the appreciation of the Index will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 90.98% of the Starting Value, any positive return due to the depreciation of the Index will be limited to 9.02%. Any decline in the Ending Value from the Starting Value by more than 9.02% will result in a loss, rather than a positive return, on the notes.

◾	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
◾
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

◾	Your investment return is limited and may be less than a comparable investment directly in the stocks included in the Index.
Valuation- and Market-related Risks
◾
The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

◾
The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

◾
The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

◾
A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks
◾
Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

◾	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
◾	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.
◾
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Capped Notes with Absolute Return Buffer	TS-6

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
◾
While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S and BofAS) is included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

Tax-related Risks
◾
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY LIRN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.

Capped Notes with Absolute Return Buffer	TS-7

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
The Index
All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” in product supplement EQUITY LIRN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.
The S&P 500® Index

The SPX measures the performance of the large-cap segment of the U.S. market. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Additional information regarding the SPX may be obtained from the SPX website: https://www.spglobal.com/spdji/en/indices/equity/sp-500/. We are not incorporating by reference the website or any material it includes in this document.
Eligibility Criteria
Stocks must meet the following eligibility factors to be considered eligible for the SPX:
Domicile. The issuer of the security must be a U.S.-domiciled company. The incorporation and/or registration, operational headquarters location and primary stock exchange listing are the principal factors determining country of domicile. Other factors considered include the geographic breakdown of revenue and assets, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant by the Index Committee. All final domicile determinations are subject to review by the Index Committee.
Security Filing Type. The company issuing the security satisfies the Securities Exchange Act's periodic reporting obligations by filing certain required forms for domestic issuers, such as but not limited to: Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports.
Exchange Listing. The security must have a primary listing on one of the following U.S. exchanges: NYSE; Nasdaq Capital Market; NYSE Arca; Cboe BZX; NYSE American; Cboe BYX; Nasdaq Global Select Market; Cboe EDGA; Nasdaq Select Market; and Cboe EDGX. Over-the-counter (OTC) markets including Pink Open Market, do not satisfy this criterion.
Organizational Structure and Share Type. The issuer of the security must be a corporation (including equity and mortgage REITs) and the security must be common stock (i.e., shares). The following organizational structures and share types do not satisfy this criterion: business development companies; preferred stock; limited partnerships; convertible preferred stock; master limited partnerships; unit trusts; limited liability companies; equity warrants; closed-end funds; convertible bonds; exchange-traded funds; investment trusts; exchange-traded notes; rights; royalty trusts; American depositary receipts; and special purpose acquisition companies.
Tracking Stocks. Tracking stocks are not eligible for inclusion.
Multiple Share Classes. Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX. Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX while a second listed share class line of the same company is excluded.
Market Capitalization. In order for a security to be eligible, the issuer of the security must have a total market capitalization of $15.8 billion or more.
Investable Weight Factor (IWF). A security must have an IWF of at least 0.10 as of the rebalancing effective date. The IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders (i.e., shareholder who purchase shares for control and not investment). Control holders generally include, but are not limited to: officers and directors; private equity, venture capital and special equity firms; asset managers and insurance companies with direct board of director representation; shares held by another publicly traded company; holders of restricted shares; company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans; foundations or family trusts associated with the company; government entities at all levels except government retirement/pension funds; sovereign wealth funds; and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (a 5% threshold is used as detailed information on holders and their relationship to the company is generally not available for holders below that threshold). In addition, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and

Capped Notes with Absolute Return Buffer	TS-8

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
rights are not part of the float. In most cases, an IWF is reported to the nearest one percentage point. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.
Liquidity. The security must trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date and have a float-adjusted liquidity ratio (defined as the annual dollar value traded divided by the float-adjusted market capitalization) greater than or equal to 0.75 at the time of addition to the SPX. Current constituents have no minimum requirement.
Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive, as should the most recent quarter. For equity real estate investment trusts (REITs), financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported. For IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, the index sponsor considers the de-SPAC transaction to be an event equivalent to an IPO, and twelve months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the SPX. Spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the SPX).
Index Construction
Index constituents are selected from the S&P Total Market Index, which measures the performance of the broad U.S. market and includes all eligible U.S. common equities. Constituent selection is at the discretion of the Index Committee and is based on the eligibility criteria. The SPX has a fixed constituent count of 500. Sector balance, as measured by a comparison of each Global Industry Classification Standard (GICS®) sector’s weight in the SPX with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the SPX.
The SPX is weighted by float-adjusted market capitalization. Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control holders.
Index Calculation
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is explained further in the section "Index Maintenance" below.
Index Maintenance
Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the Index Committee.
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change. Certain mandatory actions, such as M&A driven share/IWF changes, stock splits and mandatory distributions, are implemented when they occur and not subject to a minimum threshold for implementation. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule.
Accelerated Implementation Rule
Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality

Capped Notes with Absolute Return Buffer	TS-9

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
threshold criteria: (a) at least $150 million and (b) at least 5% of the pre-event total shares. In addition to the materiality threshold, public offerings must be underwritten, have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities and have a publicly available confirmation from an official source that the offering has been completed. For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and US $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.
Dutch Auctions, Self-tender Offer Buybacks and Split-off Exchange Offers. These non-mandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P Dow Jones Indices LLC (the "index sponsor").
For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least $1 billion, the index sponsor will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold.
All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter.
Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.
Index Governance
In addition to its daily governance of the SPX, at least once within any 12-month period, the Index Committee reviews its methodology to ensure the SPX continues to achieve its stated objectives and that the data and methodology remain effective. In certain instances, S&P Dow Jones Indices may publish a consultation inviting comments from external parties.
The following graph shows the daily historical performance of the Index in the period from January 1, 2014 through March 27, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 5,248.49.
Historical Performance of the Index
This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the Index.

Capped Notes with Absolute Return Buffer	TS-10

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The SPX is a product of S&P and/or its affiliates and has been licensed for use by us. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Capped Notes with Absolute Return Buffer	TS-11

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Supplement to the Plan of Distribution
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.
We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Capped Notes with Absolute Return Buffer	TS-12

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate which we refer to as our internal funding rate, which is the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and their affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 and “Use of Proceeds and Hedging” on page PS-20 of product supplement EQUITY LIRN-1.

Capped Notes with Absolute Return Buffer	TS-13

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Summary of Canadian Federal Income Tax Consequences
For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Tax Consequences—Canadian Taxation” in the prospectus dated December 20, 2023.
Summary of U.S. Federal Income Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
◾	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
◾
You agree with us (in the absence of a statutory, regulatory, administrative, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the Index.

◾
Under this characterization and tax treatment of the notes, a U.S. holder (as defined on page 45 of the prospectus) generally will recognize capital gain or loss upon the sale or maturity of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

◾	No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.
◾
Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this document unless such notes are “delta-one” instruments. The discussion in the accompanying product supplement is modified to reflect Internal Revenue Service guidance, which states that the U.S. Treasury Department and the Internal Revenue Service intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified equity-linked instruments that are not delta-one instruments and that are issued before January 1, 2025.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-38 of product supplement EQUITY LIRN-1.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to RBC, the issue and sale of the notes has been duly authorized by all necessary corporate action of RBC in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of RBC, subject to the following limitations: (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the notes or the Indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on RBC and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to RBC’s Form 6-K filed with the SEC dated December 20, 2023.
In the opinion of Ashurst LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of RBC, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on RBC and other sources as to certain factual matters, all as stated in the legal opinion dated December 20, 2023, which has been filed as Exhibit 5.4 to RBC’s Form 6-K dated December 20, 2023.

Capped Notes with Absolute Return Buffer	TS-14

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index, due May 30, 2025
Terms Incorporated in Master Global Security
The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.
Where You Can Find More Information
We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.
“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Capped Notes with Absolute Return Buffer	TS-15